Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: September 11, 2003

ALTANA Aktiengesellschaft

(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

This Report on Form 6-K contains:

—	Press Release of September 10, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: September 11, 2003	By:	/s/ Dr. Hermann Küllmer

Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board

/s/ Dr. Rudolf Pietzke

Name: Dr. Rudolf Pietzke Title: General Counsel

Press release	ALTANA AG

P.O. Box 12 44
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

T+49 (0) 6172 1712-160
F+49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA completes another phase III study on Roflumilast in COPD patients

Bad Homburg, September 10, 2003 — ALTANA AG (NYSE: AAA; FSE: ALT), Bad Homburg, Germany, announced today the completion of another phase III study on Roflumilast in patients suffering from COPD (chronic obstructive pulmonary disease, smoker’s lung). A review of the data shows positive results in accordance to previous results. The international study involved more than 1,400 patients suffering from chronic obstructive pulmonay disease. Detailed results of the study are expected to be presented at the upcoming scientific ERS meeting in Vienna (September 27. — October 1.). Until then, no further data from the study will be published.

Roflumilast is a selective phosphodiesterase-4-inhibitor for the treatment of asthma and COPD. Roflumilast is being developed worldwide — with the exception of Japan — together with Pfizer Inc. Our partner in Japan is Tanabe Seiyaku Co., Ltd. Roflumilast is intended for oral, once daily administration and shall be marketed worldwide after approval under the brand name Daxas®. ALTANA intends to file an application for approval in Europe towards the end of 2003.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include information on the presentation of study results and the filing for regulatory approval of Daxas® These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual performance to be materially different from the one that may be expressed or implied by such forward-looking statements. These factors include a timely completion of ALTANA’s research and development work and the successful continuation of the cooperation with our partners.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com.

For inquiries:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
T: +49 (0) 6172 – 1712 160
T: +49 (0) 6172 – 1712 168
F: +49 (0) 6172 – 1712 158

Investor Relations:
T: +49 (0) 6172 – 1712 163
T: +49 (0) 6172 – 1712 165
F: +49 (0) 6172 – 1712 158

Investor Relations USA:
T: +1 212 974 98 00
F: +1 212 974 61 90